SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

CapitalSource Inc.
CapitalSource Finance LLC
(Name of Subject Companies (Issuers))

CapitalSource Inc.
CapitalSource Finance LLC
(Name of Filing Persons (Issuers))

Senior Convertible Debentures Due 2034 of CapitalSource Inc.,
which are fully and unconditionally guaranteed by CapitalSource Finance LLC
(Title of Class of Securities)

14055X AA 0
14055X AB 8
(CUSIP Number of Class of Securities)

Steven A. Museles
Chief Legal Officer
CapitalSource Inc.
4445 Willard Avenue
12th Floor
Chevy Chase, Maryland 20815
(301) 841-2700
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

with copy to:
James E. Showen, Esq.
Kevin L. Vold, Esq.
Hogan & Hartson L.L.P.
555 Thirteenth Street, NW
Washington, D.C. 20004
(202) 637-5600

CALCULATION OF FILING FEE

Transaction Valuation*: $225,000,000	Amount of Filing Fee*: $24,075

*	This Schedule TO relates to the Issuer’s offer to exchange an aggregate principal amount at maturity of up to $225,000,000 of CapitalSource Inc.’s new Senior Subordinated Convertible Debentures due 2034 (the “New Notes”), which will be guaranteed on a senior subordinated basis by CapitalSource Finance LLC and initially bear interest at 1.625% per year, for a like principal amount of CapitalSource Inc.’s currently outstanding Senior Convertible Debentures due 2034 (the “Old Notes”), which are guaranteed on a senior basis by CapitalSource Finance LLC and initially bear interest at 1.25% per year. The transaction valuation is based on the book value of the Old Notes computed as of the latest practicable date prior to the filing, which is $225,000,000.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$24,075
Form or Registration No.:	Form S-4 (File Nos. 333-140650 and 333-140650-01)
Filing party:	CapitalSource Inc. and CapitalSource Finance LLC
Date filed:	February 13, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.	☐	going-private transaction subject to Rule 13e-3.
☑	issuer tender offer subject to Rule 13e-4.	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

INTRODUCTORY STATEMENT

This Amendment No. 1 (“Amendment”) to the Tender Offer Statement on Schedule TO-I (“Schedule TO-I”) relates to an offer (the “Exchange Offer”) by CapitalSource Inc., a Delaware corporation (the “Company”), and CapitalSource Finance LLC, a Delaware limited liability company and indirect wholly owned subsidiary of the Company (“Finance”), to exchange up to $225,000,000 aggregate principal amount of a new series of the Company’s Senior Subordinated Convertible Debentures due 2034 (the “New Notes”), which will be guaranteed by Finance on a senior subordinated basis and bear interest at 1.625% per year until March 15, 2009, for up to $225,000,000 aggregate principal amount of outstanding Senior Convertible Debentures due 2034 of the Company (the “Old Notes”), which are guaranteed by Finance on a senior basis and bear interest at 1.25% per year until March 15, 2009, upon the terms and subject to the conditions contained in the prospectus dated February 28, 2007 (“Base Prospectus”), as supplemented by the prospectus supplement dated March 6, 2007 (“Prospectus Supplement”), each of which forms a part of the Registration Statement on Form S-4 (File Nos. 333-140650 and 333-140650-01) filed by the Company and Finance, as amended (the “Registration Statement”), and which is incorporated herein by reference in response to Items 1 through 11 of this Schedule TO-I.

This Amendment is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

Item 1.	Summary Term Sheet.

Item 1 is hereby supplemented and amended as follows:

The information under the heading “Summary” in the Base Prospectus and the information in the Prospectus Supplement are incorporated herein by reference in answer to Item 1 of this Schedule TO-I.

Item 2.	Subject Company Information.

Item 2 is hereby supplemented and amended as follows:

The information under the subheading “Summary — CapitalSource Inc.” and under the heading “Price Range of Our Common Stock” in the Base Prospectus and the information in the Prospectus Supplement are incorporated herein by reference in partial answer to Item 2 of this Schedule TO-I.

Item 3.	Identity and Background of Filing Person.

Item 3 is hereby supplemented and amended as follows:

The information under the subheading “Summary — CapitalSource Inc.” in the Base Prospectus and the information in the Prospectus Supplement are incorporated herein by reference in answer to Item 3 of this Schedule TO-I. The Company and Finance are the filing persons.

CapitalSource Inc.

The following table sets forth the names of each of the members of the Company’s board of directors and each of the Company’s executive officers as of the date hereof. The business address of each person set forth below is c/o CapitalSource Inc., 4445 Willard Avenue, 12th Floor, Chevy Chase, Maryland, 20815 and the telephone number there is (301) 841-2700.

Name	Position

John K. Delaney	Chairman of the Board of Directors and Chief Executive Officer
Dean C. Graham	President and Chief Operating Officer
Bryan M. Corsini	Chief Credit Officer
Thomas A. Fink	Chief Financial Officer
Steven A. Museles	Chief Legal Officer and Secretary
Michael C. Szwajkowski	President — Structured Finance
David C. Bjarnason	Chief Accounting Officer
William G. Byrnes	Director
Frederick W. Eubank, II	Director

Name	Position

Jason M. Fish	Director
Andrew B. Fremder	Director
Tully M. Friedman	Director
Sara L. Grootwassink	Director
Timothy M. Hurd	Director
Lawrence C. Nussdorf	Director
Thomas F. Steyer	Director
Paul R. Wood	Director

CapitalSource Finance LLC

The sole member of Finance is CapitalSource TRS Inc., a direct, wholly owned subsidiary of the Company. The following table sets forth the names of each of the executive officers of Finance as of the date hereof. The business address of each person set forth below is c/o CapitalSource Inc., 4445 Willard Avenue, 12th Floor, Chevy Chase, Maryland, 20815 and the telephone number there is (301) 841-2700.

Name	Position

John K. Delaney	Chief Executive Officer
Dean C. Graham	President and Chief Operating Officer
Thomas A. Fink	Senior Vice President and Chief Financial Officer
Bryan M. Corsini	Executive Vice President and Chief Credit Officer
Steven A. Museles	Executive Vice President, Chief Legal Officer and Secretary
Michael C. Szwajkowski	President, Structured Finance Business
David C. Bjarnason	Chief Accounting Officer

Item 4.	Terms of the Transaction.

Item 4 is hereby supplemented and amended as follows:

The information under the headings “Summary,” “The Exchange Offer,” “Description of the New Notes and New Guarantees” and “Certain U.S. Federal Income Tax Consequences” in the Base Prospectus and the information in the Prospectus Supplement are incorporated herein by reference in partial answer to Item 4 of this Schedule TO-I. No Old Notes are to be purchased from any officer, director or affiliate of the Company.

Item 6.	Purposes of the Transaction and Plans or Proposals.

Item 6 is hereby supplemented and amended as follows:

The information under the subheadings “Summary” and “The Exchange Offer” in the Base Prospectus and the information in the Prospectus Supplement are incorporated herein by reference in partial answer to Item 6 of this Schedule TO-I. Any Old Notes submitted for exchange will be canceled and retired.

Item 10.	Financial Statements.

(a)(1)	The information on pages 75 through 133 in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 is incorporated herein by reference in partial answer to Item 10 of this Schedule TO-I.

(a)(3)	The information in the Base Prospectus and the information in the Prospectus Supplement under the heading “Ratio of Earnings to Fixed Charges” are incorporated herein by reference in partial answer to Item 10 of this Schedule TO-I.

(a)(4)	At December 31, 2006, our book value per share was $11.53.

Copies of the financial statements incorporated herein by reference pursuant to clause (1) of this Item 10(a) can be obtained as provided in the Prospectus under the heading “Additional Information.”

(b)	The Company believes that, on a pro forma basis, the Exchange Offer will have no material effect on the Company’s historical financial information.

Item 12.	Exhibits.

(a)(1)	Prospectus dated February 28, 2007 and Prospectus Supplement dated March 6, 2007, as amended (incorporated by reference to the Registration Statement).

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Prospectus dated February 28, 2007 and Prospectus Supplement dated March 6, 2007, as amended (incorporated by reference to the Registration Statement).

(b)	Not applicable.

(d)(1)	Indenture dated as of March 19, 2004, by and among CapitalSource Inc., as Issuer, U.S. Bank National Association, as Trustee, and CapitalSource Holdings LLC and CapitalSource Finance LLC, as Guarantors, including form of Senior Convertible Debenture Due 2034 (incorporated by reference to Exhibit 4.7 to the registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004).

(d)(2)	First Supplemental Indenture dated as of October 18, 2004, by and among the registrant, CapitalSource Holdings Inc. and CapitalSource Finance LLC, as Guarantors, and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.1.1 to the registrant’s Registration Statement on Form S-3 (Reg. No. 333-118744)).

(g)	Not applicable.

(h)	Tax Opinion of Hogan & Hartson L.L.P. (incorporated by reference to Exhibit 8.1 of the Registration Statement).

Item 13.	Information Required by Schedule 13e-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CAPITALSOURCE INC.

By:	/s/ Thomas A. Fink
Thomas A. Fink
Chief Financial Officer

Date: March 6, 2007

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CAPITALSOURCE FINANCE LLC

By:	/s/ Thomas A. Fink
Thomas A. Fink
Senior Vice President and
Chief Financial Officer

Date: March 6, 2007

EXHIBIT INDEX

(a)(1)	Prospectus dated February 28, 2007 and Prospectus Supplement dated March 6, 2007, as amended (incorporated by reference to the Registration Statement).

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Prospectus dated February 28, 2007 and Prospectus Supplement dated March 6, 2007, as amended (incorporated by reference to the Registration Statement).

(b)	Not applicable.

(d)(1)	Indenture dated as of March 19, 2004, by and among CapitalSource Inc., as Issuer, U.S. Bank National Association, as Trustee, and CapitalSource Holdings LLC and CapitalSource Finance LLC, as Guarantors, including form of Senior Convertible Debenture Due 2034 (incorporated by reference to Exhibit 4.7 to the registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004).

(d)(2)	First Supplemental Indenture dated as of October 18, 2004, by and among the registrant, CapitalSource Holdings Inc. and CapitalSource Finance LLC, as Guarantors, and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.1.1 to the registrant’s Registration Statement on Form S-3 (Reg. No. 333-118744)).

(g)	Not applicable.

(h)	Tax Opinion of Hogan & Hartson L.L.P. (incorporated by reference to Exhibit 8.1 of the Registration Statement).